Ryan Booth

DIRECTOR



RYAN BOOTH IS A FILMMAKER BY WAY OF PHOTOGRAPHY, BY WAY OF AUDIO ENGINEERING, BY WAY OF COLLEGE, BY WAY OF TEXAS.

Booth's filmmaking career began in 2011 when his first attempt at making short film won a contest hosted by Vimeo and Canon and premiered at Sundance Film Festival. Booth was an audio engineer living in Texas at the time. After Sundance he came home and quit his job and dove headfirst into filmmaking.

He spent the next few years cutting his teeth as a Director of Photography, working on commercial projects for Fox, MTV, Spotify, Under Armour, Pepsi, and Budweiser, as well as music videos for Atlantic Records, Sony, and Universal Music. He DP'd narrative and documentary features that have screened at Sundance, SXSW, Tribeca Film Festivals, among others. In 2016, Ryan DP'd a feature documentary that was commissioned by Alejandro G. Iñárritu that explores the modern implications of the themes woven into Iñárritu's film, The Revenant. The film was directed by Eliot Rausch and the experience working with Eliot and Alejandro proved to be the catalyst that began his transition into directing. (Ask him about it sometime, it's quite the story).

Ryan has always been drawn to telling the stories of real people. He naturally began his directing work in documentaries. He created a doc series pilot called *Five Star*, about the insane world of college football recruiting. This led to shopping deals with SpringHill Entertainment and Preferred Content. He naturally moved into branded content, directing projects for Spotify and Google. He then caught the eye of Pulse Films, the award winning production company behind American Honey and Lemonade.

In the spring of 2017 he was offered a spot on Pulse's commercial roster and within a few months of beginning to pitch, was directing national campaigns with Weiden + Kennedy for Fox Sports and Anheuser-Busch. He's currently pitching as much as possible and looks forward to collaborating with some of the best agencies in the world.

Additionally, Ryan co-wrote and directed his first narrative short, The Heights, as a proof of concept for what would be his first narrative feature. Not one to wait around for permission, he is actively developing a handful of film and television projects with writers and producers from around the world.

Ryan spent his formative years in Texas, but currently lives in Brooklyn, New York.